UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director, General Counsel and Chief Administrative Officer

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Organics, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,904,991
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,904,991
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,904,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,330,565
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,330,565
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,330,565 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,330,565 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,565 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II GP, L.P. and Oaktree Organics, L.P.

CUSIP No. 8676EP108	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 8676EP108	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the common shares of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	Page 13 of 18 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,235,556 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,235,556 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,235,556 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 8676EP108	Page 14 of 18 Pages

Amendment No. 6 to Schedule 13D

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2017, as further amended by Amendment No. 2 to the Schedule 13D filed on May 10, 2017, as further amended by Amendment No. 3 to Schedule 13D filed on May 17, 2017, as further amended by Amendment No. 4 to the Schedule 13D filed on December 15, 2017, and as further amended by Amendment No. 5 to the Schedule 13D filed on April 21, 2020 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On April 24, 2020 Organics and OHIF II LP (together, the “Oaktree Funds”), the Issuer and SunOpta Foods, Inc. (“SunOpta Foods”) closed (the “Initial Closing”) the previously announced subscription by the Oaktree Funds of an aggregate of 15,000 shares of Series B-1 Preferred Stock pursuant to the subscription agreement (the “Subscription Agreement”) entered into on April 15, 2020 by the Oaktree Funds with the Issuer, SunOpta Foods, Engaged Capital, LLC, Engaged Capital Flagship Master Fund, LP and Engaged Capital Co-Invest IV – A, LP (collectively, “Engaged”). The Subscription Agreement also contemplates the issuance by SunOpta Foods to the Oaktree Funds of Series B-2 Preferred Stock pursuant to and in accordance with the Sale Option (as defined below).

Pursuant to the Subscription Agreement, the Issuer has the right, but not the obligation (the “Sale Option”), to require the Oaktree Funds to purchase up to 15,000 shares of Series B-2 Preferred Stock for aggregate consideration of up to $15.0 million by giving notice to the Oaktree Funds on or before July 15, 2020 (the “Option Notice”). The closing (the “Subsequent Closing”) for the purchase and issuance of the Series B-2 Preferred Stock would be expected to occur no later than 25 days following the Option Notice.

Series A Preferred Stock Exchange Rate

In connection with the issuance of the Series B-1 Preferred Stock pursuant to the Subscription Agreement, the exchange price applicable to the Oaktree Funds’ outstanding Series A Preferred Stock was reduced from $7.50 to $7.00 in accordance with certain anti-dilution provisions in the terms of the Series A Preferred Stock. In May 2017, the Issuer’s stockholders approved the removal of certain exchange caps in the terms of the Series A Preferred Stock that would have otherwise limited the amount of Common Shares that could be beneficially owned following exchange of the Oaktree Funds’ outstanding Series A Preferred Stock for Common Shares and waived the application of the triggers in the Shareholder Rights Plan by the acquisition (or deemed acquisition) of beneficial ownership of Special Voting Shares or Common Shares which are issuable or deliverable to the Oaktree Funds upon exchange of the Series A Preferred Stock, including an increase in beneficial ownership by way of an increase in the Liquidation Preference. Further, as a result of the closing, 809,524 Special Shares, Series 1 of the Issuer were issued to the Oaktree Funds and 6,000,000 Special Shares, Series 2 of the Issuer were issued to Engaged, increasing the number of voting shares of the Issuer to 107,256,999 shares. As a result, the Oaktree Funds currently exercise voting control over approximately 18.9% of the voting shares of the Issuer.

Source of Funds

The source of funds for such transaction was the capital contributions of their respective limited partners. No borrowed funds were used to purchase the Series B-1 Preferred Stock.

CUSIP No. 8676EP108	Page 15 of 18 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(c)

Ownership percentages set forth in this Amendment No. 6 are based upon a total of 89,114,142 Common Shares of the Issuer issued and outstanding, as of April 23, 2020, and assuming the exchange of Series A Preferred Stock and Series B-1 Preferred Stock beneficially owned by each Reporting Person, as applicable, into Common Shares.

Organics directly holds 16,904,991 Common Shares representing approximately 17.0% of the issued and outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Shares held by it into 10,170,857 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares. This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one or more of the Beneficial Ownership Exchange Cap, the Series B-1 Post CoC Exchange Cap and the Rights Plan Exchange Cap (collectively, the “Series B-1 Exchange Caps”) to which the Oaktree Funds are subject, as described more fully in this Item 5 and Item 6 below.

OHIF II LP directly holds 3,330,565 Common Shares representing approximately 3.7% of the issued and outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Stock held by it into 1,972,000 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares. This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one of more of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, as described more fully in this Item 5 and Item 6 below.

On an aggregated basis, Organics and OHIF II LP would directly hold 20,235,556 Common Shares, representing 20.0% of the issued outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Shares held by it into 12,142,857 shares of Common Shares). This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one or more of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, as described more fully in this Item 5 and Item 6 below.

Immediately after completion of the Initial Closing, assuming the Sale Option is not yet exercised, the Oaktree Funds directly hold an aggregate of (i) 85,000 shares of Series A Preferred Stock, (ii) 15,000 shares of Series B-1 Preferred Stock, and (iii) 8,092,699 Common Shares.

In absence of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, and described more fully in Item 6 below, and assuming the exchange of the outstanding shares of Series A Preferred Stock for Common Shares and the exchange of the shares of Series B-1 Preferred Stock owned or controlled by the Oaktree Funds for Common Shares (but not the exchange of Series B-1 Preferred Stock owned or controlled by Engaged), the Oaktree Funds would own approximately 24.5% of the then-outstanding Common Shares.

There have been no transactions in the shares of Common Shares during the sixty (60) days prior to the date of this Schedule 13D by any of the Reporting Persons.

Neither the filing of this Amendment No. 6 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Shares for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Items 3 and 6 are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Item 3 is incorporated by reference herein.

Series B Preferred Stock

In connection with the Initial Closing of the Subscription Agreement, SunOpta Foods executed and filed with the Secretary of State of the State of Delaware a Second Amended and Restated Certificate of Incorporation which, among other things, authorized and established the rights and preferences of the Series B-1 Preferred Stock and the Series B-2 Preferred Stock.

CUSIP No. 8676EP108	Page 16 of 18 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1	Second Amended and Restated Certificate of Incorporation of SunOpta Foods Inc., setting forth the terms of its Series B Preferred Stock, which is exchangeable for Common Shares of SunOpta Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

99.2	Articles of Amendment of SunOpta Inc., setting forth the terms of its Special Shares, Series 2 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

99.3	Exchange and Support Agreement, dated April 24, 2020, between SunOpta Inc., SunOpta Foods Inc., Engaged Capital Flagship Master Fund, LP, Engaged Capital, LLC and Engaged Capital Co-Invest IV-A, LP, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. and any person that becomes a Holder of Preferred Stock, from time to time (incorporated by reference to the Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

99.4	Voting Trust Agreement, dated April 24, 2020, between SunOpta Inc., SunOpta Foods Inc., the trustee named therein, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. and any other Holder of Preferred Stock, from time to time (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

99.5	Amended and Restated Investor Rights Agreement, dated April 24, 2020, between SunOpta Inc., SunOpta Foods Inc. and Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

99.6	Investor Rights Agreement, dated April 24, 2020, between SunOpta Inc., SunOpta Foods Inc. and Engaged Capital Flagship Master Fund, LP, Engaged Capital, LLC and Engaged Capital Co-Invest IV-A, LP. (incorporated by reference to Exhibit 1.07 to the Issuer’s Current Report on Form 8-K filed on April 28, 2020)

CUSIP No. 8676EP108	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 29, 2020

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP, I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

CUSIP No. 8676EP108	Page 18 of 18 Pages

OAKTREE FUND GP I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President